Endeavour SILVER

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

PREPARED BY MANAGEMENT

Three Months Ended March 31, 2019 and 2018

ENDEAVOUR SILVER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(unaudited - prepared by management)

(expressed in thousands of US dollars)

		March 31,	December 31,
	Notes	2019	2018

ASSETS

Current assets
Cash and cash equivalents		$21,776	$33,376
Other investments		116	88
Accounts receivable	4	27,539	26,947
Inventories	5	14,888	14,894
Prepaid expenses		2,710	2,704
Total current assets		67,029	78,009

Non-current deposits		609	1,114
Deferred income tax asset		9,497	9,147
Intangible assets	7	1,433	-
Right-of-use leased assets	8	1,783	-
Mineral properties, plant and equipment	9	84,346	88,777
Total assets		$164,697	$177,047

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities		$17,613	$19,470
Income taxes payable		2,118	4,050
Loans payable	10	331	-
Lease liabilities	11	210	-
Total current liabilities		20,272	23,520

Deferred lease inducement		-	217
Loans payable	10	645	-
Lease liabilities	11	1,185	-
Provision for reclamation and rehabilitation		8,247	8,195
Deferred income tax liability		360	335
Total liabilities		30,709	32,267

Shareholders' equity

Common shares, unlimited shares authorized, no par value, issued and outstanding 131,475,520 shares (Dec 31, 2018 - 130,781,052 shares)	Page 4	460,596	459,109
Contributed surplus	Page 4	10,675	9,676
Retained earnings (deficit)		(337,283)	(324,005)
Total shareholders' equity		133,988	144,780
Total liabilities and shareholders' equity		$164,697	$177,047

Commitments and contingencies (Notes 9, 10 ,11, 17 and 18)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 2

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

(unaudited - prepared by management)

(expressed in thousands of US dollars, except for shares and per share amounts)

		Three months ended
		March 31,	March 31,
	Notes	2019	2018

Revenue		$29,143	$40,330

Cost of sales:
Direct production costs		24,194	25,806
Royalties		317	698
Share-based payments	12 (b)(c)	55	37
Depreciation, depletion and amortization		7,116	9,759
Write down of inventory to net realizable value	5	3,212	755
		34,894	37,055

Mine operating earnings (loss)		(5,751)	3,275

Expenses:
Exploration	13	2,333	2,023
General and administrative	14	3,042	2,318
Severance costs		1,100	-
		6,475	4,341

Operating earnings (loss)		(12,226)	(1,066)

Finance costs		92	49

Other income (expense):
Foreign exchange		(403)	2,273
Investment and other		(209)	69
		(612)	2,342

Earnings (loss) before income taxes		(12,930)	1,227

Income tax expense (recovery):
Current income tax expense		698	688
Deferred income tax expense (recovery)		(350)	(1,786)
		348	(1,098)

Net earnings (loss) for the period		(13,278)	2,325

Basic earnings (loss) per share based on net earnings		$(0.10)	$0.02
Diluted earnings (loss) per share based on net earnings	12(f)	$(0.10)	$0.02

Basic weighted average number of shares outstanding		131,395,790	127,488,410
Diluted weighted average number of shares outstanding	12(f)	131,395,790	127,827,863

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 3

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(unaudited - prepared by management)

(expressed in thousands of US dollars, except share amounts)

	Note	Number of shares	Share Capital	Contributed Surplus	Accumulated Comprehensive Income ("OCI") (Loss)	Retained Earnings (Deficit)	Total Shareholders' Equity

Balance at December 31, 2017		127,488,410	450,740	8,747	127	(313,097)	146,517

Share based compensation	12 (b)(c)	-	-	416	-	-	416
Unrealized gain (loss) on other investments tranferred to retained earnings		-	-	-	(127)	127	-
Reallocation of performance share unit liability		-	-	38	-	-	38
Earnings (loss) for the year		-	-	-	-	2,325	2,325
Balance at March 31, 2018		127,488,410	$450,740	$9,201	$-	$(310,645)	$149,296

Public equity offerings, net of issuance costs	12 (a)	3,165,642	7,982	-	-	-	7,982
Exercise of options	12 (b)	127,000	387	(131)	-	-	256
Share based compensation	12 (b)(c)	-	-	2,010	-	-	2,010
Expiry and forfeiture of options	12 (b)	-	-	(1,404)	-	1,404	-
Earnings (loss) for the year		-	-	-	-	(14,764)	(14,764)
Balance at December 31, 2018		130,781,052	$459,109	$9,676	$-	$(324,005)	$144,780

Public equity offerings, net of issuance costs	12 (a)	694,468	1,487	-	-	-	1,487
Share based compensation	12 (b)(c)	-	-	999	-	-	999
Earnings (loss) for the period		-	-	-	-	(13,278)	(13,278)
Balance at March 31, 2019		131,475,520	$460,596	$10,675	$-	$(337,283)	$133,988

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 4

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited - prepared by management)
(expressed in thousands of US dollars)

		Three months ended
		March 31,	March 31,
	Notes	2019	2018

Operating activities
Net earnings (loss) for the period		$(13,278)	$2,325

Items not affecting cash:
Share-based compensation	12(b)(c)	999	416
Depreciation, depletion and amortization	7,8,9	7,227	9,837
Deferred income tax expense (recovery)		(350)	(1,786)
Unrealized foreign exchange loss (gain)		(4)	(50)
Finance costs		92	38
Write down of inventory to net realizable value	5	3,212	755
Unrealized loss (gain) on other investments		(28)	20
Net changes in non-cash working capital	15	(6,704)	(3,536)
Cash from operating activities		(8,834)	8,019

Investing activites
Property, plant and equipment expenditures	9	(3,923)	(10,965)
Intangible asset expenditures	7	(203)	-
Cash used in investing activities		(4,126)	(10,965)

Financing activities
Restricted cash		-	1,000
Repayment of loans payable	10	(100)	-
Repayment of lease liabilities	11	(71)	-
Interest paid	10, 11	(21)	-
Public equity offerings	12(a)	1,572	-
Share issuance costs	12(a)	(65)	-
Cash from (used in) financing activites		1,315	1,000

Effect of exchange rate change on cash and cash equivalents		45	229

Increase (decrease) in cash and cash equivalents		(11,645)	(1,946)
Cash and cash equivalents, beginning of the period		33,376	38,277
Cash and cash equivalents, end of the period		$21,776	$36,560

Supplemental cash flow information (Note 15)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 5

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2019 and 2018
(unaudited - prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

  CORPORATE INFORMATION

Endeavour Silver Corp. (the "Company" or "Endeavour Silver") is a corporation governed by the Business Corporations Act (British Columbia).  The Company is engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation.  The Company is also engaged in exploration activities in Chile.  The address of the registered office is #1130 - 609 Granville Street, Vancouver, B.C., V7Y 1G5.

  BASIS OF PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements.

The Board of Directors approved the consolidated financial statements for issue on May 3, 2019.

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

These consolidated financial statements are presented in the Company's functional currency of US dollars and include the accounts of the Company and its wholly owned subsidiaries: Endeavour Management Corp., Endeavour Zilver SARL, Endeavour Gold Corporation S.A. de C.V., EDR Silver de Mexico S.A. de C.V. SOFOM , Minera Santa Cruz Y Garibaldi S.A de C.V., Metalurgica Guanaceví S.A. de C.V., Minera Plata Adelante S.A. de C.V., Refinadora Plata Guanaceví S.A. de C. V., Minas Bolañitos S. A. de C.V., Guanaceví Mining Services S.A. de C.V., Recursos Humanos Guanaceví S.A. de C.V., Recursos Villalpando S.A. de C.V., Servicios Administrativos Varal S.A. de C.V., Minera Plata Carina SPA, MXRT Holding Ltd., Compania Minera del Cubo S.A. de C.V., Minas Lupycal S.A. de C.V., Metales Interamericanos S.A. de C.V., Oro Silver Resources Ltd., Minera Oro Silver de Mexico S.A. de C.V., Terronera Mining Company and Terronera Precious Metals S.A. de C.V. All intercompany transactions and balances have been eliminated upon consolidation of these subsidiaries.

  SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in the Company's annual audited consolidated financial statements as at and for the year ended December 31, 2018 except as described below.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual audited consolidated financial statements as at and for the year ended December 31, 2018 and accordingly, should be read in conjunction with the Company's annual audited consolidated financial statements for the year ended December 31, 2018.

The accounting policies below have been applied consistently to all years presented and by all subsidiaries in the group except for new accounting standards adopted during the year, which were adopted either on a prospective basis or on a modified retrospective basis, without restatement of comparative periods as described in Note 3(a).

Intangible assets

Intangible assets are initially recognized at cost if acquired externally, or at fair value if acquired as part of a business combination and have a useful life of greater than one year. Intangible assets which have finite useful lives are measured at cost less accumulated amortization and accumulated impairment.  Intangible assets that are assessed as having a finite useful life are amortized over their useful life on a straight-line basis from the date they become available for use and are tested for impairment if indications exist that they may be impaired.  The useful life is determined using the period of the underlying contract or the period of time over which the intangible asset can be expected to be used.

Intangible assets represent computer software licenses, which are being amortized over their underlying contractual period of three years.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 6

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2019 and 2018
(unaudited - prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

(a) Accounting standards adopted during the year

IFRS 16, Leases ("IFRS 16")

On January 13, 2016, the IASB published a new standard, IFRS 16, Leases, which replaced IAS 17 - Leases and its associated interpretive guidance.  IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract based on whether the customer controls the asset.  For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to the current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets.  Lessor accounting remains similar to current accounting practice.  The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15.  A lessee can choose to apply IFRS 16 using either a full retrospective or a modified retrospective approach.

IFRS 16 is being applied effective January 1, 2019 using the modified retrospective method. By applying this method, the comparative information for the 2018 fiscal year has not been restated.

At inception of a contract, the Company assesses whether a contract is or contains a lease. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of use asset is initially measured at cost, which is composed of:

  The amount of the initial measurement of the lease liability
  Any lease payments made at or before the commencement date
  Any indirect costs incurred
  An estimate of costs to dismantle and remove the underlying asset or to restore the site on which the asset is located
  Less any incentives received from the lessor

The right-of-use asset is depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. Estimated useful lives of right-of-use assets are determined on the same basis as those of property and equipment.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or if that rate cannot be readily determined, the Company's incremental borrowing rate.

Lease payments included in the measurement of the lease liability are composed of:

  Fixed payments, including in-substance fixed payments
  Variable lease payments that depend on an index or rate, initially measured using the index or rate as at the commencement date
  Amounts expected to be payable under a residual value guarantee; and
  The exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease payments exclude variable payments which are dependent on external factors other than an index or a rate. These variable payments are recognized directly in profit or loss.

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 7

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2019 and 2018
(unaudited - prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

The Company has elected to measure right-of-use assets at an amount equal to the lease liability, adjusted by any prepaid or accrued lease payments and use the following practical expedients upon adoption of IFRS 16:

  applied a single discount rate to a portfolio of leases with similar characteristics applied the exemption not to recognize right-of-use assets and liabilities for leases with a remaining term of 12 months or less at the time of transition excluded initial direct costs from measuring the right-of-use assets at the date of initial application

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are expensed on a straight-line basis over the lease term.

The Company has analyzed the impact of the first-time application of IFRS 16 in a group-wide project, including existing contracts. Adoption of IFRS 16 resulted in recording right of use assets in the amount of $1,835 and lease liabilities of $1,422 in the consolidated Statement of Financial Position as of January 1, 2019. The difference in the amount of $243 between right-of-use asset and lease liability relates to the adjustment of lease incentives.

The following table presents the reconciliation from the operating lease liabilities as December 31, 2018 to the opening balance for lease liabilities as at January 1, 2019

Reconciliation of lease liabilities on adoption of IFRS 16

Operating lease obligations as at December 31, 2018	$2,840
Non-lease Components	(942)
Foreign Exchange differences	(18)
Other	(1)
Undiscounted Lease Liability	1,879
Effect from discounting at Incremental Borrowing Rate	(457)
Lease obligation as at January 1, 2019	$1,422

IFRIC 23, Uncertainty over Income Tax Treatments ("IFRIC 23")

On June 7, 2017, the IASB issued IFRIC Interpretation 23 Uncertainty over Income Tax Treatments. The Interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments.  The Interpretation was applicable for annual periods beginning on or after January 1, 2019.

The Interpretation requires an entity to contemplate whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution and if it is probable that the tax authorities will accept the uncertain tax treatment. If estimated that it is not probable that the uncertain tax treatment will be accepted by authorities, the tax uncertainty would be measured based on the most likely amount or expected value, depending on whichever method better predicts the resolution of the uncertainty.

The Company adopted the Interpretation in its financial statements for the annual period beginning on January 1, 2019, with no impact on the financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 8

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2019 and 2018
(unaudited - prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

  ACCOUNTS RECEIVABLE

		March 31	December 31
	Note	2019	2018

Trade receivables (1)		$7,011	$5,627
IVA receivables (2)		14,695	15,353
Income taxes recoverable		5,525	5,587
Due from related parties	6	1	1
Other receivables		307	379
		$27,539	$26,947

(1) The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos, El Cubo and El Compas mines.  The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted one-month forward price on the measurement date from the exchange that is the principal active market for the particular metal.  As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy (Note 18).

(2) The Company's Mexican subsidiaries pay value added tax, Impuesto al Valor Agregado ("IVA"), on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities' audit of certain of the Company's third-party suppliers. Under Mexican law the Company has legal rights to those IVA refunds and the results of the third party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time improperly denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company's third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any improperly denied refunds.

These improper delays and denials have occurred within Compania Minera del Cubo ("El Cubo") and Refinadora Plata Guanaceví S.A. de C.V. ("Guanaceví,").  At March 31, 2019, El Cubo holds $4,368 and Guanaceví holds $7,153 in IVA receivables which the Company and its advisors deem to be recoverable from tax authorities (December 31, 2018 - $4,888 and $6,957 respectively). The Company is in regular contact with the tax authorities in respect of its IVA filings and believes the full amount of its IVA receivables will ultimately be received; however, the timing of recovery of these amounts and the nature and extent of any adjustments to the Company's IVA receivables remains uncertain.

  INVENTORIES

	March 31	December 31
	2019	2018

Warehouse inventory	$8,441	$8,638
Stockpile inventory(4)	1,829	1,564
Work in process inventory(3)	283	322
Finished goods inventory (1)(2)	4,335	4,370
	$14,888	$14,894

(1) The Company held 178,590 silver ounces and 1,986 gold ounces as of March 31, 2019 (December 31, 2018 - 199,897 and 1,956, respectively). These ounces are carried at the lower of cost and net realizable value. As at March 31, 2019, the quoted market value of the silver ounces was $2,705 (December 31, 2018 - $3,091) and the quoted market value of the gold ounces was $2,571 (December 31, 2018 - $2,507).

(2) The finished goods inventory balance at March 31, 2019 is net of a write down to net realizable value of $1,779 for finished goods inventory held at the Guanaceví mine. Of this amount $1,255 is comprised of cash costs and $524 relates to depreciation and depletion and was expensed in the period. The finished goods inventory balance at March 31, 2019 is net of a write down to net realizable value of $116 for finished goods inventory held at the El Compas mine. Of this amount $81 is comprised of cash costs and $35 relates to depreciation and depletion and was expensed to Other income (expenses).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 9

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2019 and 2018
(unaudited - prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

(3) The work in process inventory balance at March 31, 2019 is net of a write down to net realizable value of $335 for work in process inventory held at the Guanaceví mine. Of this amount $227 is comprised of cash costs and $108 relates to depreciation and depletion and was expensed in the period.

(4) The stockpile inventory balance at March 31, 2019 is net of a write down to net realizable value of $982 for stockpile inventory held at the El Compas mine. Of this amount $650 is comprised of cash costs and $332 relates to depreciation and depletion and was expensed to Other income (expenses).

  RELATED PARTY TRANSACTIONS

The Company shares common administrative services and office space with a company related by virtue of a common director and from time to time will incur third party costs on behalf of related parties on a full cost recovery basis.  The charges for these costs totaled $2 for the three months ended March 31, 2019 (March 31, 2018 - $2). The Company has a $1 net receivable related to these costs as of March 31, 2019 (December 31, 2018 - $1).

The Company was charged $19 for legal services for the three months ended March 31, 2019 by a legal firm in which the Company's corporate secretary is a partner (March 31, 2018 - $37). The Company has $Nil payable to the legal firm as at March 31, 2019 (December 31, 2018 - $5).

  INTANGIBLE ASSETS

Acquired
Software

Balance, December 31, 2018	$-
Additions	1,517
Amortization	(84)
Balance March 31, 2019	$1,433

Intangible assets represent computer software licenses, which are being amortized over their underlying contractual period of three years.  The expense has been included in depreciation, depletion and amortization expense in profit or loss.

  RIGHT-OF-USE LEASED ASSETS

The following table presents the right-of-use assets for the Company:

	Note	Office premises	Plant	Vehicles	Total right-of-use assets

Right-of-use assets recognized on adoption of IFRS 16 on January 1, 2019	3, 11	$1,091	$656	$88	$1,835
Additions		-	-	-	$-
Depreciation		(41)	-	(11)	$(52)
Balance March 31, 2019		$1,050	$656	$77	$1,783

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 10

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2019 and 2018
(unaudited - prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

  MINERAL PROPERTIES, PLANT AND EQUIPMENT

(a) Mineral properties, plant and equipment comprise:

	Mineral		Machinery &		Transport &
	properties	Plant	equipment	Building	office equipment	Total
Cost

Balance at December 31, 2017	485,850	98,021	62,844	11,862	10,533	669,110

Additions	30,377	4,480	3,411	482	1,701	40,451

Balance at December 31, 2018	$516,227	$102,501	$66,255	$12,344	$12,234	$709,561

Additions	3,820	639	375	70	92	4,996

Balance at March 31, 2019	$520,047	$103,140	$66,630	$12,414	$12,326	$714,557

Accumulated amortization and impairment

Balance at December 31, 2017	431,481	87,209	44,525	9,402	7,677	580,294

Amortization	34,420	1,289	3,288	272	1,221	40,490

Balance at December 31, 2018	$465,901	$88,498	$47,813	$9,674	$8,898	$620,784

Amortization	7,581	565	883	68	330	9,427

Balance at March 31, 2019	$473,482	$89,063	$48,696	$9,742	$9,228	$630,211

Net book value
At December 31, 2018	$50,326	$14,003	$18,442	$2,670	$3,336	$88,777
At March 31, 2019	$46,565	$14,077	$17,934	$2,672	$3,098	$84,346

Included in Mineral properties is $11,901 in acquisition costs for exploration and evaluation properties (December 31, 2018 - $11,246).

As of March 31, 2019, the Company has $2,098 committed to capital equipment purchases.

  LOANS PAYABLE

	March 31,	December 31,
	2019	2018

Current loans payable	$331	$-
Non-Current loans payable	645	-
Balance at March 31, 2019	$976	$-

During the period the Company entered into two separate 3-year financing arrangements for software licenses.  The agreements require quarterly payments of principal and interest with a weighted-average interest rate of 8.8%.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 11

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2019 and 2018
(unaudited - prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

  LEASES OBLIGATIONS

The Company leases its office space and the El Compas plant. These leases are for periods of five to ten years. Certain leases include an option to renew the lease after the end of the contract term and/ or provide for payments that are indexed to local inflation rates.

The company leases vehicles with a lease term of three years. The Company has the option to purchase the assets at the end of the contract term.  As at March 31, 2019, the Company is reasonably certain that the purchase option for this lease will be exercised, therefore the amount for the purchase option has been included in the measurement of the right-of-use asset and lease liability.

The following table presents the lease obligations of the Company:

		March 31,
	Note	2019

Lease liabilities recognized on adoption of IFRS 16 on January 1, 2019	3	$1,422
Additions		-
Interest		18
Payments		(74)
Effects of movement in exchange rates		29
Balance as at March 31, 2019		1,395
Less: Current portion		(210)
Non-Current Lease Liabilities		$1,185

The following table presents lease liability maturity - contractual undiscounted cash flows for the Company:

March 31,
2019

Less than one year	$331
One to five years	956
More than five years	586
Balance at March 31, 2019	$1,873

The following amounts have been recognized in Profit or Loss:

Three months ended
March 31, 2019

Interest on lease liabilities	$18
Foreign exchange	26
Expenses related to short-term leases	45

The lease liabilities have a weighted-average interest rate of 7.7%.  The Company paid $18 in interest on the lease liabilities for the three months ended March 31, 2019.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 12

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2019 and 2018
(unaudited - prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

  SHARE CAPITAL

(a) Public Offerings

In April 2018, the Company filed a short form base shelf prospectus that qualifies for the distribution of up to CAN$150 million of common shares, debt securities, warrants or units of the Company comprising any combination of common shares and warrants (the "Securities").  The Company filed a corresponding registration statement in the United States registering the Securities under United States federal securities laws.  The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are deemed to be "At- The-Market" ("ATM") distributions.

On June 13, 2018, the Company entered into an ATM equity facility with BMO Capital Markets (the lead agent), CIBC Capital Markets, H.C. Wainwright & Co., HSBC and TD Securities (together, the "Agents").  Under the terms of this ATM facility, the Company may, from time to time, sell common stock having an aggregate offering value of up to $35.7 million on the New York Stock Exchange.  The Company determines, at its sole discretion, the timing and number of shares to be sold under the ATM facility.  During the three months ended March 31, 2019, the Company issued 694,468 common shares under the ATM facility at an average price of $2.26 per share for gross proceeds of $1,572, less commission of $35.

During the three months ended March 31, 2019, the Company also recognized $50 of additional transaction costs, related to the ATM financing as share issuance costs, which have been presented net of share capital.

(b) Purchase Options

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the Company's current stock option plan, approved by the Company's shareholders in fiscal 2009 and re-ratified in 2018, at exercise prices determined by reference to the market value on the date of grant.  The stock option plan allows for, with approval by the Board, granting of options to its directors, officers, employees and consultants to acquire up to 7.0% of the issued and outstanding shares at any time.

The following table summarizes the status of the Company's stock option plan and changes during the year:

Expressed in Canadian dollars	Three Months Ended		Year Ended
	March 31, 2019		December 31, 2018
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price

Outstanding, beginning of year	5,987,800	$3.96	5,792,800	$4.00
Granted	1,734,000	$3.23	1,262,500	$3.80
Exercised	-	-	(127,000)	$2.65
Cancelled	-	-	(940,500)	$4.15
Outstanding, end of the period	7,721,800	$3.80	5,987,800	$3.96

Options exercisable at the end of the period	5,314,900	$3.92	4,946,300	$3.96

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 13

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2019 and 2018
(unaudited - prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

The following table summarizes the information about stock options outstanding at March 31, 2019:

Expressed in Canadian dollars
	Options Outstanding			Options exercisable
		Weighted
	Number	Average	Weighted	Number	Weighted
	Outstanding	Remaining	Average	Exercisable	Average
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	March 31, 2019	(Number of Years)	Price	March 31, 2019	Price

$2.00 - $2.99	1,009,500	1.1	$2.65	1,009,500	$2.65
$3.00 - $3.99	2,984,500	4.6	$3.47	847,000	$3.57
$4.00 - $4.99	3,727,800	2.2	$4.37	3,458,400	$4.37
	7,721,800	3.0	$3.80	5,314,900	$3.92

During the three months ended March 31, 2019, the Company recognized share-based compensation expense of $804 (March 31, 2018 - $416) based on the fair value of the vested portion of options granted in the current and prior years.

The weighted-average fair values of stock options granted and the assumptions used to calculate the related compensation expense have been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	Period Ended March 31, 2019	Year Ended December 31, 2018
Weighted-average fair value of option in CAN$	$1.57	$1.96
Risk-free interest rate	1.75%	2.05%
Expected dividend yield	0%	0%
Expected stock price volatility	64%	69%
Expected option life in years	3.81	3.79

(c) Performance Share Units Plan

The Company has a Performance Share Unit ("PSU") plan whereby performance share units may be granted to employees of the Company. Once performance conditions have been met, a PSU is redeemable into one common share entitling the holder to receive the common share for no additional consideration. The current maximum number of common shares authorized for issuance from treasury under the PSU plan is 1,000,000.

	Three Months Ended	Year Ended
	March 31, 2019	December 31, 2018
	Number of units	Number of units

Outstanding, beginning of year	616,000	200,000
Granted (1)	603,000	446,000
Cancelled	-	(30,000)
Outstanding, end of period	1,219,000	616,000

The Company granted 603,000 PSUs during the three months ended March 31, 2019 (March 31, 2018 - Nil).  The PSUs vest at the end of a three-year period if certain pre-determined performance and vesting criteria are achieved. Performance criteria is based on the Company's share price performance relative to a representative group of other mining companies. 170,000 PSUs vest on May 3, 2020, 446,000 PSUs vest on May 3, 2021 and 603,000 vest on March 3, 2022.

During the three months ended March 31, 2019, the Company recognized share-based compensation expense of $195 related to the PSUs (March 31, 2018 -$52).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 14

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2019 and 2018
(unaudited - prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

(d) Deferred Share Units

The Company has a Deferred Share Unit ("DSU") plan whereby deferred share units may be granted to independent directors of the Company in lieu of compensation in cash or share purchase options. The DSUs vest immediately and are redeemable for cash based on the market value of the units at the time of a director's retirement.

Expressed in Canadian dollars	Three Months Ended		Year Ended
	March 31, 2019		December 31, 2018
	Number of units	Weighted Average Grant Price	Number of units	Weighted Average Grant Price

Outstanding, beginning of year	652,276	$3.48	548,392	$3.44
Granted	107,543	$3.24	103,884	$3.68
Redeemed	-	-	-	-
Outstanding, end of period	759,819	$3.45	652,276	$3.48

Fair value at period end	759,819	$3.37	652,276	$2.94

During the three months ended March 31, 2019, the Company recognized an expense on director's compensation related to DSUs, which is included in general and administrative salaries, wages and benefits, of $511 (March 31, 2018 -$11) based on the fair value of new grants and the change in the fair value of the DSUs granted in the current and prior years.  As of March 31, 2019, there are 759,819 deferred share units outstanding (December 31, 2018 - 652,276) with a fair market value of $1,918 (December 31, 2018 - $1,330) recognized in accounts payable and accrued liabilities.

(e) Share Appreciation Rights

As part of the Company's bonus program, the Company grants share appreciation rights ("SARs") to its employees in Mexico and Chile.  The SARs are subject to vesting conditions and, when exercised, constitute a cash bonus based on the value of the appreciation of the Company's common shares between the SARs grant date and the exercise date.

	Three Months Ended		Year Ended
	March 31, 2019		December 31, 2018
	Number of units	Weighted Average Grant Price	Number of units	Weighted Average Grant Price

Outstanding, beginning of year	694,000	$3.99	911,993	$3.80
Granted	-	-	-	-
Exercised	-	-	(96,661)	$2.21
Cancelled	(25,000)	$3.30	(121,332)	$3.96
Outstanding, end of period	669,000	$4.01	694,000	$3.99

Exercisable at the end of the period	537,012	$4.19	553,679	$4.16

During the year ended March 31, 2019, the Company recognized an expense related to SARs, which is included in operation and exploration salaries, wages and benefits, of $33 (March 31, 2018 - recovery of $69) based on the fair value of new grants and the change in the fair value of the SARs granted in the current and prior years.  As of March 31, 2019, there are 669,000 SARs outstanding (December 31, 2018 - 694,000) with a fair market value of $105 (December 31, 2018 - $72) recognized in accounts payable and accrued liabilities.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 15

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2019 and 2018
(unaudited - prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

(f) Diluted Earnings per Share

	Three Months Ended
	March 31,	March 31,
	2019	2018

Net earnings (loss)	$(13,278)	$2,325
Basic weighted average number of shares outstanding	131,395,790	127,488,410
Effect of dilutive securities:
Stock options	-	139,453
Performance share units	-	200,000
Diluted weighted average number of share outstanding	131,395,790	127,827,863

Diluted earnings (loss) per share	$(0.10)	$0.02

As at March 31, 2018, 4,656,300 stock options were anti-dilutive.

  EXPLORATION

	Three months Ended
	March 31	March 31
	2019	2018

Depreciation, depletion and amortizatioin	$38	$23
Share-based compensation	163	36
Salaries, wages and benefits	872	706
Direct exploration expenditures	1,260	1,258
	$2,333	$2,023

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 16

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2019 and 2018
(unaudited - prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

  GENERAL AND ADMINISTRATIVE

	Three months Ended
	March 31,	March 31,
	2019	2018

Depreciation, depletion and amortization	$73	$55
Share-based compensation	781	343
Salaries, wages and benefits	1,378	878
Direct general and administrative expenditures	810	1,042
	$3,042	$2,318

Included in salaries, wages and benefits is an $511 expense of directors' deferred share units for the year ended March 31, 2019 (March 31, 2018 -$11).

  SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three months Ended
	March 31,	March 31,
	2019	2018

Net changes in non-cash working capital:
Accounts receivable	$(561)	$(1,229)
Inventories	(1,943)	348
Prepaid expenses	(102)	(72)
Accounts payable and accrued liabilities	(2,166)	(752)
Income taxes payable	(1,932)	(1,831)
	$(6,704)	$(3,536)

Other cash disbursements:
Income taxes paid	1,209	1,068
Special mining duty paid	1,670	1,012

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 17

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2019 and 2018
(unaudited - prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

  SEGMENT DISCLOSURES

The Company's operating segments are based on internal management reports that are reviewed by the Company's executives (the chief operating decision makers) in assessing performance.  The Company has four operating mining segments, Guanaceví, Bolañitos, El Cubo and El Compas, which are located in Mexico, as well as Exploration and Corporate segments.  The Exploration segment consists of projects in the exploration and evaluation phases in Mexico and Chile.

March 31, 2019
	Corporate	Exploration	Guanaceví	Bolanitos	El Cubo	El Compas	Total

Cash and cash equivalents	$8,546	$1,738	$3,014	$2,563	$5,807	$108	$21,776
Other Investments	116	-	-	-	-	-	116
Accounts receivables	102	2,695	6,881	4,554	8,487	4,820	27,539
Inventories	-	-	6,583	3,746	2,184	2,375	14,888
Prepaid expenses	1,526	107	644	27	134	272	2,710
Non-current deposits	76	-	308	151	74	-	609
Deferred income tax asset	-	-	7,018	2,192	287	-	9,497
Intangible assets	65	188	295	295	295	295	1,433
Right-of-use leased assets	829	-	77	221	-	656	1,783
Mineral property, plant and equipment	527	11,901	31,720	9,757	9,319	21,122	84,346
Total assets	$11,787	$16,629	$56,540	$23,506	$26,587	$29,648	$164,697

Accounts payable and accrued liabilities	$6,419	$365	$4,827	$1,953	$3,502	$547	$17,613
Income taxes payable	870	-	888	185	175	-	2,118
Loans payable	66	182	182	182	182	182	976
Lease obligations	1,094	-	77	224			1,395
Provision for reclamation and rehabilitation	-	-	2,142	1,816	4,173	116	8,247
Deferred income tax liability	-	-	-	61	-	299	360
Total liabilities	$8,449	$547	$8,116	$4,421	$8,032	$1,144	$30,709

December 31, 2018
	Corporate	Exploration	Guanaceví	Bolanitos	El Cubo	El Compas	Total

Cash and cash equivalents	$14,477	$765	$3,947	$4,776	$8,863	$548	$33,376
Other Investments	88	-	-	-	-	-	88
Accounts receivables	176	1,924	9,386	2,760	8,996	3,705	26,947
Inventories	-	-	6,310	3,736	2,939	1,909	14,894
Prepaid expenses	1,666	75	706	26	129	102	2,704
Non-current deposits	76	-	308	151	74	505	1,114
Deferred income tax asset	-	-	6,782	1,549	816	-	9,147
Mineral property, plant and equipment	573	11,791	34,933	9,348	11,323	20,809	88,777
Total assets	$17,056	$14,555	$62,372	$22,346	$33,140	$27,578	$177,047

Accounts payable and accrued liabilities	$6,045	$287	$5,528	$1,872	$4,347	$1,391	$19,470
Income taxes payable	1,028	-	926	878	1,218	-	4,050
Deferred lease inducement	217	-	-	-	-	-	217
Provision for reclamation and rehabilitation	-	-	2,128	1,805	4,148	114	8,195
Deferred income tax liability	-	-	-	36	-	299	335
Total liabilities	$7,290	$287	$8,582	$4,591	$9,713	$1,804	$32,267

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 18

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2019 and 2018
(unaudited - prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanaceví	Bolanitos	El Cubo	El Compas	Total
	Three months ended March 31, 2019
Silver revenue	$-	$-	$6,856	$3,003	$6,715	$-	$16,574
Gold revenue	-	-	1,394	5,575	5,600	-	12,569
Total revenue	$-	$-	$8,250	$8,578	$12,315	$-	$29,143

Salaries, wages and benefits:
mining	$-	$-	$1,531	$1,098	$1,866	$-	$4,495
processing	-	-	365	276	371	-	1,012
administrative	-	-	710	462	844	-	2,016
stock based compensation	-	-	19	18	18	-	55
change in inventory	-	-	(75)	12	125	-	62
Total salaries, wages and benefits	-	-	2,550	1,866	3,224	-	7,640

Direct costs:
mining	-	-	4,886	2,490	2,995	-	10,371
processing	-	-	1,600	1,450	1,527	-	4,577
administrative	-	-	553	303	572	-	1,428
change in inventory	-	-	(157)	184	206	-	233
Total direct production costs	-	-	6,882	4,427	5,300	-	16,609

Depreciation, depletion and amortization:
depreciation, depletion and amortization	-	-	4,065	1,081	2,048	-	7,194
change in inventory	-	-	(3)	(214)	139	-	(78)
Total depreciation and depletion	-	-	4,062	867	2,187	-	7,116

Royalties	-	-	220	40	57	-	317
Write down of inventory to NRV	-	-	2,114	-	-	1,098	3,212

Total cost of sales	$-	$-	$15,828	$7,200	$10,768	$1,098	$34,894

Severance costs	-	-	-	-	1,100	-	1,100

Earnings (loss) before taxes	$(3,260)	$(2,318)	$(7,578)	$1,378	$447	$(1,599)	$(12,930)

Current income tax expense (recovery)	-	-	159	338	201	-	698
Deferred income tax expense (recovery)	-	-	(236)	(643)	529	-	(350)
Total income tax expense (recovery)	-	-	(77)	(305)	730	-	348

Net earnings (loss)	$(3,260)	$(2,318)	$(7,501)	$1,683	$(283)	$(1,599)	$(13,278)

The Exploration segment included $155 of costs incurred in Chile for the three months ended March 31, 2019 (March 31, 2018 - $86).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 19

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2019 and 2018
(unaudited - prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanaceví	Bolanitos	El Cubo	El Compas	Total
	Three months ended March 31, 2018
Silver revenue	$-	$-	$10,343	$3,930	$9,205	$-	$23,478
Gold revenue	-	-	2,166	7,448	7,238	-	16,852
Total revenue	$-	$-	$12,509	$11,378	$16,443	$-	$40,330

Salaries, wages and benefits:
mining	$-	$-	$1,239	$1,189	$2,015	$-	$4,443
processing	-	-	393	242	461	-	1,096
administrative	-	-	537	572	685	-	1,794
stock based compensation	-	-	13	12	12	-	37
change in inventory	-	-	698	(82)	(128)	-	488
Total salaries, wages and benefits	-	-	2,880	1,933	3,045	-	7,858

Direct costs:
mining	-	-	4,714	2,619	3,341	-	10,674
processing	-	-	1,483	1,576	1,807	-	4,866
administrative	-	-	471	429	676	-	1,576
change in inventory	-	-	1,067	(145)	(53)	-	869
Total direct production costs	-	-	7,735	4,479	5,771	-	17,985

Depreciation and depletion:
depreciation and depletion	-	-	6,509	324	2,897	-	9,730
change in inventory	-	-	290	(15)	(246)	-	29
Total depreciation and depletion	-	-	6,799	309	2,651	-	9,759

Royalties	-	-	303	320	75	-	698
Write down of inventory to NRV	-	-	755	-	-	-	755

Total cost of sales	$-	$-	$18,472	$7,041	$11,542	$-	$37,055

Earnings (loss) before taxes	$195	$(2,023)	$(5,963)	$4,337	$4,901	$(220)	$1,227

Current income tax expense (recovery)	-	-	137	348	203	-	688
Deferred income tax expense (recovery)	-	-	(1,295)	(491)	-	-	(1,786)
Total income tax expense (recovery)	-	-	(1,158)	(143)	203	-	(1,098)

Net earnings (loss)	$195	$(2,023)	$(4,805)	$4,480	$4,698	$(220)	$2,325

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 20

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2019 and 2018
(unaudited - prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

  INCOME TAXES

Tax Assessments

Minera Santa Cruz y Garibaldi SA de CV ("MSCG"), a subsidiary of the Company, received a MXN 238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG's 2006 tax return. In June 2016, the Company received a MXN 122.9 million ($6,200) tax assessment based on the June 2015 ruling.  The 2016 tax assessment comprised of MXN 41.8 million in taxes owed ($2,100), MXN 17.7 million ($900) in inflationary charges, MXN 40.4 million ($2,000) in interest and MXN 23.0 million ($1,200) in penalties.  The 2016 tax assessment was issued for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies. The MXN 123 million assessment includes interest and penalties. If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest.

The Company filed an appeal against the June 2016 tax assessment on the basis certain items rejected by the courts were included in the new tax assessment, while a number of deficiencies exist within the assessment. Since issuance of the assessment interest charges of MXN 6.3 million ($300) and inflationary charges of MXN9.5 million ($500) has accumulated.

Included in the Company's consolidated financial statements, are net assets of $595, including $42 in cash, held by MSCG. Following the Tax Court's rulings, MSCG is in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. As of March 31, 2019, the Company's income tax payable includes an allowance for transferring the shares and assets of MSCG amounting to $595.  The Company is currently assessing MSCG's settlement options based on on-going court proceedings and discussion with the tax authorities.

  FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Financial assets and liabilities

As at March 31, 2019, the carrying and fair values of the Company's financial instruments by category are as follows:

	Fair value through profit or loss	Amortized cost	Carrying value	Fair value
	$	$	$	$

Financial assets:
Cash and cash equivalents	-	21,776	21,776	21,776
Investments	116	-	116	116
Trade and other receivables	7,011	308	7,319	7,319
Total financial assets	7,127	22,084	29,211	29,211

Financial liabilities:
Accounts payable and accrued liabilites	2,022	15,591	17,613	17,613
Loans payable	-	976	976	976
Total financial liabilities	2,022	16,567	18,589	18,589

Fair value measurements

Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.  Level 3 inputs are unobservable (supported by little or no market activity).  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Level 1:

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 21

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2019 and 2018
(unaudited - prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

Marketable securities are determined based on a market approach reflecting the closing price of each particular security at the reporting date.  The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security.  As a result, these financial assets have been included in Level 1 of the fair value hierarchy.

Deferred share units are determined based on a market approach reflecting the Company's closing share price.

Level 2:

The Company determines the fair value of the embedded derivatives related to its trade receivables based on the quoted closing price obtained from the silver and gold metal exchanges.

The Company determines the fair value of the SARs liability using an option-pricing model.

Level 3:

The Company has no assets or liabilities included in Level 3 of the fair value hierarchy

There were no transfers between levels 1, 2 and 3 during the period ended March 31, 2019.

Assets and liabilities as at March 31, 2019 measured at fair value on a recurring basis include:

	Total	Level 1	Level 2	Level 3
	$	$	$	$

Financial assets:
Investments	116	116	-	-
Trade receivables	7,011	-	7,011	-
Total financial assets	7,127	116	7,011	-

Financial liabilities:
Deferred share units	1,917	1,917	-	-
Share appreciation rights	105	-	105	-
Total financial liabilities	2,022	1,917	105	-

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 22

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2019 and 2018
(unaudited - prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

HEAD OFFICE		Suite #1130, 609 Granville Street
Vancouver, BC, Canada V7Y 1G5
	Telephone:	(604) 685-9775
1-877-685-9775
	Facsimile:	(604) 685-9744
	Website:	www.edrsilver.com

DIRECTORS		Geoff Handley
Ricardo Campoy
Bradford Cooke
Rex McLennan
Kenneth Pickering
Mario Szotlender
Godfrey Walton

OFFICERS		Bradford Cooke - Chief Executive Officer
Godfrey Walton - President and Chief Operating Officer
Dan Dickson - Chief Financial Officer
Nicholas Shakesby – Vice President, Operations
Luis Castro - Vice-President, Exploration
Dale Mah - Vice-President, Corporate Development
Christine West – Vice-President, Controller
Manuel Echevarria – Vice President, New Projects
Bernard Poznanski - Corporate Secretary

REGISTRAR AND		Computershare Trust Company of Canada
TRANSFER AGENT		3rd Floor - 510 Burrard Street
Vancouver, BC, V6C 3B9

AUDITORS		KPMG LLP
777 Dunsmuir Street
Vancouver, BC, V7Y 1K3

SOLICITORS		Koffman Kalef LLP
19th Floor – 885 West Georgia Street
Vancouver, BC, V6C 3H4

SHARES LISTED		Toronto Stock Exchange
Trading Symbol - EDR

New York Stock Exchange
Trading Symbol – EXK

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 23